EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
	2011	2010	2009	2008	2007	2011	2010
EARNINGS, AS DEFINED
Earnings from operations before income taxes and after eliminating undistributed earnings of equity method investees	$15,343	$15,169	$14,461	$14,927	$13,698	$6,907	$8,510
Fixed charges (excluding capitalized interest)	1,052	1,167	1,576	1,640	1,458	524	526
TOTAL EARNINGS, AS DEFINED	$16,395	$16,336	$16,037	$16,567	$15,156	$7,431	$9,036
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$888	$1,014	$1,431	$1,546	$1,374	$445	$445
1/3 of rental expense	170	176	177	137	124	88	84
TOTAL FIXED CHARGES, AS DEFINED	$1,058	$1,190	l,608	$1,683	$1,498	$533	$529
RATIO OF EARNINGS TO FIXED CHARGES	15.5x	13.7x	10.0x	9.8x	10. 1x	13.9x	17.1x